

February 14, 2013

Via Email
Mile T. Kurta
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036

> **Re: Aurizon Mines Ltd.**
> **Schedule TO-T/A (amd. 6) filed February 7, 2013**
> **Filed by Alamos Gold Inc.**
> **SEC File No. 5-78974**

Dear Mr. Kurta:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the amended filing listed above and the accompanying response letter. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Schedule TO-T/A

General

1. As you know, we are continuing to consider your revised exemptive request letter. The processing of that letter may impact the offer structure and, depending on

whether the requested relief is granted, may require changes to the disclosure in the Directors' Circular. Please confirm your understanding.

2. Refer to response 4 in your letter dated February 7, 2013. In your announcement extending the offer or providing a subsequent offering period and revealing the number of shares tendered to date, tell us whether you will disclose the total number of shares and cash issued to date. Given the caps on the total cash and shares available for issuance, and the fact that the pro ration pools for cash and shares will vary for the initial and subsequent offering periods, it may be helpful for remaining holders to know this information. We may have further comment.

3. Refer to response 9 in your letter dated February 7, 2013. Please revise the Directors' Circular to indicate that Alamos does not deem Condition (b) to be triggered by Aurizon's rejection of the offer or its adoption of the Rights Plan.

4. Refer to response 14 in your letter dated February 7, 2013. Your response indicates that with respect to a follow on transaction to acquire shares not tendered into the offer, you will register the shares issued under Section 5 or rely on the Rule 802 exemption from the registration requirements of Section 5 if available. If Alamos consummates the offer, please confirm your understanding that the shares Alamos owns must be excluded from the calculation of U.S. ownership for purposes of determining eligibility to rely on Rule 802. See Rule 800(h)(2). As you know, if the offer is consummated, Alamos will hold at least two-thirds of the outstanding Aurizon shares.

    Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

    Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label

"CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions